Contact

www.linkedin.com/in/jasmin-smith-38876623 (LinkedIn)

Top Skills

Teaching
Customer Service
Leadership

Jasmin Smith

Owner at Baby Vend LLC
Anchorage

Summary

Lifelong entrepreneur committed to community building, equity, inclusion, and generational wealth building. From non profits to for profits and everything in between I thrive on seeing entities succeed. My experience and community connections allows me to do my work full circle. Developing businesses that socially conscience with workforce who make a livable wage and provide for their family is my mission

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Experience

Baby Vend LLC
Owner
January 2017 - Present (5 years 7 months)
Anchorage, Alaska Area

provider of vending machines stocked with supplies for babies, kids, parents, and lactating moms in travel centers

State of Alaska
AlaskaHost, CulturalHost, and Tour Guide Trainer
November 2009 - Present (12 years 9 months)
Anchorage, Alaska Area

Identity Inc.
Bookkeeper
June 2016 - Present (6 years 2 months)
Anchorage, Alaska Area

Alaska Music Leaders Association
Founder
March 2011 - Present (11 years 5 months)
Anchorage, Alaska Area

The Business Boutique of Alaska
Business Owner

August 2009 - Present (13 years)
Anchorage, Alaska Area

University of Alaska Anchorage
Adjunct Faculty
October 2015 - Present (6 years 10 months)
Anchorage, Alaska Area

Alaska Career Colleg
Business Office Specialist Instructor
March 2009 - January 2013 (3 years 11 months)
Anchorage, Alaska Area

Nine Star Education and Employment Services
Work Services Case Manager/ Workforce Development Trainer
September 2008 - December 2012 (4 years 4 months)

Education

University of Alaska Anchorage
Business and Computers · (2005 - 2009)

Georgia State University
History · (2005 - 2005)

Sheldon Jackson College
Education · (2004 - 2005)

Wayland Baptist University
african american history